SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

VCAMPUS CORPORATION
(Name of Subject Company (Issuer))

VCAMPUS CORPORATION
(Name of Filing Person (Offeror))

All options under the VCampus Corporation 1996 Stock Plan,
as amended, to purchase common stock, par value $0.01 per share, that were granted on or prior to December 13, 2000
(Title of Class of Securities)

92240C 10 0
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Daniel J. Neal, Chief Executive Officer
VCampus Corporation
1850 Centennial Park Drive, Suite 200
Reston, Virginia 20191
(Name and address of agent for service)

(703) 893-7800
(Telephone number, including area code, of agent for service)

Copies to:
Kevin A. Prakke, Esq.
Wyrick Robbins Yates & Ponton LLP
4101 Lake Boone Trail, Suite 300
Raleigh, North Carolina 27607
(919) 781-4000

Calculation of Filing Fee

Transaction Valuation* $13,517,760.17	Amount of Filing Fee $2,703.56

      *Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,896,431 shares of common stock of VCampus Corporation having a weighted average exercise price of $7.128 as of May 15, 2001 will be exchanged pursuant to this offer. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X]	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,703.56

Form or Registration No.: Schedule TO-I (SEC File No. 5-48491)

Filing party: VCampus Corporation

Date filed: May 16, 2001.

[_]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_] third party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[_] going-private transaction subject to Rule 13e-3.

[_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

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Introductory Statement

      This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on May 16, 2001, relating to our offer to exchange all outstanding options granted to our employees under the VCampus Corporation 1996 Stock Plan, as amended (the “1996 Stock Plan”), to purchase shares of our common stock that are held by employee option holders who have not received options after December 13, 2000 for new options to purchase shares of our common stock to be granted under the 1996 Stock Plan, upon the terms and subject to the conditions described in the Offer to Exchange dated May 16, 2001 and the related Letter of Transmittal.

Item 1. Summary Term Sheet.

      The information set forth under “Summary Term Sheet” in the Supplement to Offer to Exchange is incorporated herein by reference.

Item 4. Terms of the Transaction.

      (a) Material Terms.

      The information set forth in the Supplement to Offer to Exchange under “Summary Term Sheet” and Section 6 (“Conditions of the Offer”) is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

      (b) Conditions.

      The information set forth in the Supplement to Offer to Exchange under Section 6 (“Conditions of the Offer”) is incorporated herein by reference.

Item 10. Financial Statements.

      Item 10 of the Schedule TO is hereby amended and restated as follows:

      (a) Financial Information.

      The information set forth in the Supplement to Offer to Exchange under Section 9 (“Information Concerning VCampus”) and Section 16 (“Additional Information”), and pages F-1 through F-24 of the Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2000 and the Company’s Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2001, is incorporated herein by reference.

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Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and restated as follows:

(a)(1)(A)	Offer to Exchange, dated May 16, 2001*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Letter to Eligible Option Holders*

(a)(1)(D)	Supplement, dated June 5, 2001, to Offer to Exchange, dated May 16, 2001

(a)(1)(E)	Amended and Restated Form of Letter of Transmittal

(b)	Not applicable

(d)(1)	VCampus 1996 Stock Plan, as amended. Filed as Exhibit 10.9 to the Company’s Registration Statement on Form S-1 (File No. 333-12135) and incorporated herein by reference

(d)(2)	Amended and Restated Form of Option Agreement

(g)	Not applicable

(h)	Not applicable

*	previously filed

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SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

Dated: June 4, 2001	VCAMPUS CORPORATION

By: /s/ Michael Schwien

Name: Michael Schwien Title: Chief Financial Officer

EXHIBIT INDEX

(a)(1)(D)	Supplement, dated June 5, 2001, to Offer to Exchange, dated May 16, 2001

(a)(1)(E)	Amended and Restated Form of Letter of Transmittal

(d)(2)	Amended and Restated Form of Option Agreement